UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2024

Kernel Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39983	98-1567976
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

515 Madison Avenue, 8th Floor - Suite 8078 New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(646) 908-2659

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	KRNLU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	KRNL	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	KRNLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 31, 2024, Kernel Group Holdings, Inc., a Cayman Islands exempted company (“Kernel”) held an extraordinary general meeting of the shareholders (the “Meeting”), which was called to approve the proposals relating to the entry into and consummation of the Business Combination Agreement, dated as of March 3, 2023 (as amended, the “Business Combination Agreement”) by and among Kernel, AIRO Group, Inc., a Delaware corporation (“ParentCo”), Kernel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“Kernel Merger Sub”), AIRO Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“AIRO Merger Sub”), VKSS Capital, LLC, a Delaware limited liability company, in the capacity as the representative for the stockholders of Kernel and ParentCo and also in the capacity as Kernel’s sponsor, Dr. Chirinjeev Kathuria, in the capacity as the representative for the AIRO Group Holdings stockholders, and AIRO Group Holdings, Inc., a Delaware corporation (“AIRO Group Holdings”). Pursuant to the Business Combination Agreement, prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), Kernel will be continued and deregistered from the Cayman Islands, redomesticate as a Delaware corporation (the “Domestication”), and at the Closing, Kernel Merger Sub will merge with and into Kernel (the “First Merger”), with Kernel surviving the First Merger as a wholly owned subsidiary of ParentCo, and immediately following the First Merger, AIRO Merger Sub will merge with and into AIRO (the “Second Merger”), with AIRO surviving the Second Merger as a wholly-owned subsidiary of ParentCo (the First Merger, Second Merger, and the other transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”).

At the Meeting, the Kernel shareholders approved an amendment to Kernel’s Amended and Restated Memorandum and Articles of Association (the “NTA Amendment”). The NTA Amendment removed the requirements limiting Kernel’s ability to consummate an initial business combination if Kernel would have less than $5,000,001 in net tangible assets prior to or upon consummation of such initial business combination.

Following receipt of shareholder approval of the NTA Amendment, as discussed below, Kernel filed the Amendment to the Amended and Restated Articles of Association with Cayman Islands Registrar. The foregoing summary is qualified by the full text of the Amendment to the Amended and Restated Articles of Association, which is included as Exhibit 3.1 hereto and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

An aggregate of 7,660,556 ordinary shares of Kernel, that were entitled to vote as of the record date of July 10, 2024, were represented in person or by proxy at the Meeting. Accordingly, a quorum was present and the Meeting was lawfully convened for conducting the business to be presented at the Meeting.

Each of the proposals presented at the Meeting was approved, and the Business Combination is expected to be consummated as soon as practicable following the satisfaction or waiver of the remaining closing conditions described in Kernel’s definitive proxy statement for the Meeting, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 10, 2024 (the “Proxy Statement/Prospectus”), including the condition that the common stock of ParentCo will have been approved for listing on a tier of The Nasdaq Stock Market. Following the Closing, ParentCo’s common stock and public warrants are expected to begin trading on a tier of The Nasdaq Stock Market under the symbols “AIRO” and “AIROW,” respectively.

In connection with the Meeting, shareholders holding 453,152 of Kernel’s Class A ordinary shares (the “Public Shares”) exercised their right to redeem their shares for a pro rata portion of the funds in Kernel’s trust account (the “Trust Account”). The trustee of the Trust Account is calculating the final amount of the funds to be removed from the Trust Account in connection with such redemptions, but the current preliminary calculations are that approximately $4.9 million (approximately $10.80 per Public Share) will be removed from the Trust Account to pay such holders. Kernel will amend this Form 8-K (or file a new Form 8-K) should the actual amounts materially differ from the foregoing estimated amounts.

Kernel’s shareholders voted on the following proposals at the Meeting (the “Proposals”), each of which was approved:

(1) Proposal No. 1 — The Business Combination Proposal — The approval of the Business Combination Proposal required the affirmative vote of a majority of the votes cast by holders of Kernel’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Kernel’s shareholders:

For	Against	Abstain	Broker Non-Votes
7,646,377	14,179	—	n/a

(2) Proposal No. 2 — The Domestication Proposal — The approval of the Domestication Proposal required the affirmative vote of two-thirds (2/3) of the votes of the votes cast by holders of Kernel’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Kernel’s shareholders:

For	Against	Abstain	Broker Non-Votes
7,646,377	14,179	—	n/a

(3) Proposal No. 3 — The Organizational Documents Proposal — The approval of the Organizational Documents Proposal required the affirmative vote of two-thirds (2/3) of the votes of the votes cast by holders of Kernel’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Kernel’s shareholders:

For	Against	Abstain	Broker Non-Votes
7,646,377	14,179	—	n/a

(4) Proposal No. 4 — The Nasdaq Proposal — The approval of the Nasdaq Proposal required the affirmative vote of a majority of the votes cast by holders of Kernel’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Kernel’s shareholders:

For	Against	Abstain	Broker Non-Votes
7,646,377	14,179	—	n/a

(5) Proposal No. 5 — The Incentive Plan Proposal — The approval of the Incentive Plan Proposal required the affirmative vote of a majority of the votes cast by holders of Kernel’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Kernel’s shareholders:

For	Against	Abstain	Broker Non-Votes
7,646,377	14,179	—	n/a

(6) Proposal No. 6 — The Employee Stock Purchase Plan Proposal — The approval of the Employee Stock Purchase Plan Proposal required the affirmative vote of a majority of the votes cast by holders of Kernel’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Kernel’s shareholders:

For	Against	Abstain	Broker Non-Votes
7,646,377	14,179	—	n/a

(7) Proposal No. 7 — The Election of Directors Proposal — The approval of the Election of Directors Proposal required the affirmative vote of a majority of the votes cast by holders of Kernel’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with the elected directors to serve as Class I, Class II, and Class III directors:

Director Nominee	Votes For	Against	Broker Non-Votes
Joseph D. Burns (Class III)	7,660,556	—	n/a
John Uczekaj (Class II)	7,660,556	—	n/a
Dr. Chirinjeev Kathuria (Class III)	7,646,377	14,179	n/a
John M. Belcher (Class III)	7,660,556	—	n/a
Gregory D. Winfree (Class II)	7,660,556	—	n/a
Surendra Ajjarapu (Class II)	7,646,377	14,179	n/a
Donald Fell (Class I)	7,660,556	—	n/a

(8) Proposal No. 8 — The NTA Proposal — The approval of the NTA Proposal required the affirmative vote of two-thirds (2/3) of the votes of the votes cast by holders of Kernel’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Kernel’s shareholders:

For	Against	Abstain	Broker Non-Votes
7,646,377	14,179	—	n/a

(9) Proposal No. 9 — The Adjournment Proposal — Because Kernel’s shareholders approved Proposals 1 through 8, a ninth proposal to adjourn the Meeting for the purpose of soliciting additional proxies was not submitted to Kernel shareholders for approval at the Meeting.

No other items were presented for shareholder approval at the Meeting.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination between ParentCo, Kernel and AIRO Group Holdings, including without limitation statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the implied enterprise value, future financial condition and performance of AIRO Group Holdings and the combined company after the closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and the products and markets and expected future performance and market opportunities of AIRO Group Holdings. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Kernel’s securities; (ii) the risk that the Business Combination may not be completed by Kernel’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by Kernel’s shareholders; (vi) redemptions exceeding anticipated levels or the failure to meet the Nasdaq Stock Market’s initial listing standards in connection with the consummation of the Business Combination; (vii) the effect of the announcement or pendency of the Business Combination on AIRO Group Holdings’ business relationships, operating results, and business generally; (viii) risks that the Business Combination disrupts current plans and operations of AIRO Group Holdings; (ix) the outcome of any legal proceedings that may be instituted against AIRO Group Holdings or against Kernel related to the Business Combination Agreement or the Business Combination; (x) changes in the markets in which AIRO Group Holdings competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that AIRO Group Holdings may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, including supply chain disruptions; (xiv) risk that AIRO Group Holdings may not be able to develop and maintain effective internal controls; (xv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; (xvi) the ability to recognize the anticipated benefits of the Business Combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of AIRO Group Holdings to grow and manage growth economically and hire and retain key employees; (xvii) the risk that AIRO Group Holdings may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xviii) the risk that AIRO Group Holdings will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xix) the risk that AIRO Group Holdings, post-combination, experiences difficulties in managing its growth and expanding operations; (xx) the risk of product liability or regulatory lawsuits or proceedings relating to AIRO Group Holdings’ business; (xxi) the risk of cyber security or foreign exchange losses; (xxii) the risk that AIRO Group Holdings is unable to secure or protect its intellectual property; and (xxiii) those factors discussed in ParentCo’s filings with the SEC and that that will be contained in the proxy statement/prospectus relating to the Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement, and other documents to be filed by ParentCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while ParentCo, AIRO Group Holdings and Kernel may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither ParentCo, AIRO Group Holdings nor Kernel gives any assurance that ParentCo, AIRO Group Holdings or Kernel, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing ParentCo’s, Kernel’s or AIRO Group Holdings’ assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit
3.1	Amendment to the Amended and Restated Articles of Association of the Company dated July 31, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 1, 2024

KERNEL GROUP HOLDINGS, INC.

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Chief Executive Officer